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Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

June 10, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Sprague and Anthony Burak

Re:	Horizon Technology Finance Corporation
Registration Statement on Form N-2
File Numbers: 333-201886; 814-00802

Ladies and Gentlemen:

Horizon Technology Finance Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) post-effective amendment no. 2 (“Amendment No. 2”) to its registration statement on Form N-2 (the “Registration Statement” and the prospectus contained therein, the “Prospectus”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a May 26, 2016 telephone conversation between Lauren Sprague and Anthony Burak of the Staff and Thomas J. Friedmann and Erin M. Lett of Dechert LLP, outside counsel to the Company.

For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. We will also provide under separate cover courtesy copies of Amendment No. 2, as submitted and marked to show the changes from post-effective amendment no. 1 to the Registration Statement, which includes the necessary conforming changes in response to the Staff’s comments.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

U.S. Securities and Exchange Commission
June 10, 2016

General Comments

1.	Update the Registration Statement to include updated financial and operating information for the first quarter of 2016 including the applicable financial statements.

Response:

As requested, the Company has updated the Registration Statement to include the Company’s financial statements for the three months ended March 31, 2016 and has revised the financial and operating information in its disclosure accordingly.

Legal Comments

Cover Page

2.	In the third paragraph, the Company states that it may offer shares at a price below the net asset value per share of its common stock if the Board and stockholders of the Company approve such an offer. Advise the Staff supplementally if the Company has or intends to seek such approval from the stockholders of the Company.

Response:

The Company supplementally advises the Staff that it does not have approval of its stockholders to offer shares of its common stock at a price below the then-current net asset value per share and it did not seek such approval at the Company’s annual meeting of stockholders, held on June 9, 2016. However, the Company may determine to seek such stockholder approval again in the future.

Prospectus Summary – Market opportunity, page 4

3.	In the first paragraph, the Company states that it focuses its investments in four key industries. Confirm and explain how the Company’s investments in each of these industries are “technology” related such that the Company complies with Rule 35d-1 under the 1940 Act (i.e., the “names rule”).

Response:

As requested, the Company has added additional disclosure discussing how the Company’s investments in each of these industries are “technology” related.

U.S. Securities and Exchange Commission
June 10, 2016

Prospectus Summary – Our portfolio

4.	In the first paragraph (page 5), include the date of “inception” of the Company.

Response:

As requested, the Company has revised its disclosure to include the date from which it measures the number of portfolio companies it has funded and the dollar amount of investments it has made.

5.	In this section, include the term “junk bonds” when referring to debt investments that would be rated below investment grade if rated.

Response:

As requested, the Company has revised its disclosure in this section to include the term “junk bonds”.

6.	In the final paragraph of this section, the disclosure refers to warrants held by the Company; disclose whether these warrants are predominantly warrants to purchase common stock, preferred stock, or some other security.

Response:

As requested, the Company has revised its disclosure to state that the warrants predominantly relate to preferred stock.

Prospectus Summary – Risk factors

7.	The bullet point that states “We may allocate the net proceeds from an offering in ways with which you may not agree” suggests that the Company may use the net proceeds other than for investment in portfolio companies. Please consider revising the disclosure to state that the Company may “invest” the net proceeds from an offering in ways with which stockholders may disagree.

Response:

The Company has revised its disclosure consistent with this comment. However, the Company respectfully submits that the net proceeds of an offering may not be used exclusively for investment in portfolio companies, as a portion of the proceeds from an offering may be used for working capital and general corporate purposes as stated under the caption “Use of Proceeds”.

U.S. Securities and Exchange Commission
June 10, 2016

8.	Rephrase the bullet point which begins “Shares of closed-end investment companies, including BDCs, . . .” to note that the risk that the Company’s shares will trade below NAV is separate and distinct from the risk that the NAV per share of the Company’s common stock may decline.

Response:

As requested, the Company has revised its disclosure to note that the risk that the Company’s shares will trade below NAV is separate and distinct from the risk that the NAV per share of the Company’s common stock may decline.

Fees and Expenses

9.	Revise footnote 2 to the Fees and Expenses table to state that the estimated offering expenses will ultimately be borne by the stockholders, not the Company.

Response:

As requested, the Company has revised its disclosure in footnote 2 to state that the estimated offering expenses will ultimately be borne by the stockholders.

10.	Footnote 6 to the Fees and Expenses table currently discloses the hurdle rate on both a quarterly and annualized basis but discloses the catch-up rate on only a quarterly basis. Revise the footnote to disclose both the hurdle rate and the catch-up rate on an annualized basis.

Response:

As requested, the Company has revised its disclosure in footnote 6 to disclose both the hurdle rate and the catch-up rate on an annualized basis.

11.	In the Expenses example, round all dollar amounts to the nearest dollar. See General Instruction 3 to Item 3.1 of Form N-2.

U.S. Securities and Exchange Commission
June 10, 2016

Response:

As requested, the Company has revised the Expenses example to round all dollar amounts to the nearest dollar.

Risk Factors – Risks related to our business and structure – We are dependent upon key personnel of our Advisor and our Advisor’s ability to hire and retain qualified personnel, page 19

12.	Disclose the titles of Messrs. Pomeroy and Michaud consistent with the treatment of Mr. Mathieu.

Response:

As requested, the Company has revised its disclosure in this risk factor to include the titles of Messrs. Pomeroy and Michaud.

13.	In the same paragraph, the Company discloses that, absent a waiver, if more than one of the named officers cease to be involved with the Company or the Advisor and are not replaced by persons satisfactory to Key within 90 days, Key could, absent a waiver or cure, demand repayment of any outstanding obligations under the Key Facility. Describe the risks to the stockholders of any such acceleration of the outstanding debt under the Key Facility.

Response:

As requested, the Company has revised its disclosure in this risk factor to describe the principal risks to the Company’s stockholders of any such acceleration of the outstanding debt under the Key Facility.

Risk Factors – Risks related to our business and structure – Our 2019 Notes are unsecured and therefore are effectively subordinated to any secured indebtedness we have currently incurred or may incur in the future, page 21

14.	Delete the word “effectively” or advise the Staff supplementally why that word should be included in the risk disclosure regarding subordination risks.

Response:

The Company respectfully submits that “effective subordination” accurately describes the relationship of the 2019 Notes to any secured indebtedness of the Company and is consistent with the manner in which this form of subordination is disclosed within the industry. Pursuant to the indenture governing the 2019 Notes, the 2019 Notes are unsubordinated securities and rank equally in right of payment and pari passu with all of the Company’s indebtedness as a legal matter unless the instrument governing such other indebtedness provides that such other indebtedness is subordinated. Therefore, no other indebtedness of the Company can “rank” senior in right of payment to the 2019 Notes.

U.S. Securities and Exchange Commission
June 10, 2016

However, the Company may incur future indebtedness that is secured by all or a portion of the Company’s assets. If the Company incurs such indebtedness, in the event of the Company’s insolvency, liquidation, dissolution, reorganization or bankruptcy, the holders of secured debt would generally be entitled to receive proceeds from any sale or other disposition of such collateral to repay their obligations in full before holders of the 2019 Notes receive any portion of such proceeds. Thus, while “ranking” equally in right of payment with, and not legally or contractually subordinated to, such secured indebtedness, the 2019 Notes are “effectively subordinated” to such indebtedness to the extent of the value of the Company’s assets securing such other indebtedness.

Risk Factors – Risks related to our investments – Our portfolio may be concentrated in a limited number of portfolio companies . . ., page 36

15.	Delete the word “concentrated” and use another word, such as “focused,” that is not defined under the 1940 Act.

Response:

As requested, the Company has revised its disclosure in this risk factor to use a word that is not defined under the 1940 Act.

Risk Factors – Risks related to our investments – Our portfolio companies operating in the life science industry . . ., page 41, and – Our investments in the clean technology industry . . ., page 42

16.	The Company discusses certain risks associated with its investments in two of the four industry groups identified in its strategy discussion in the “Prospectus Summary” and elsewhere in the Prospectus. Add similar disclosures regarding risks related to the Company’s investments in the technology and healthcare information and services industries so that the risk factors section addresses the pertinent risks in all four industries targeted by the Company.

U.S. Securities and Exchange Commission
June 10, 2016

Response:

As requested, the Company has revised its disclosure to add risk factors addressing the pertinent risks for the technology and healthcare information and services industries.

Risk Factors – Risks related to our investments – Our portfolio companies operating in the drug discovery industry . . ., page 41

17.	Make clear in this risk factor, in “Prospectus Summary –Market opportunity” and elsewhere in the Prospectus that the drug discovery industry is a subset of one of the four industries on which the Company focuses its investments.

Response:

As requested, the Company has revised the Prospectus to clarify that the drug discovery industry is a sector within the “life sciences” industry.

Risk Factors – Risks related to our offering under this prospectus – We may allocate the net proceeds from an offering in ways with which you may not agree, page 46

18.	Revise this risk factor to clarify that, while the Company has flexibility to invest the proceeds of an offering in investment opportunities not contemplated at the time of the offering, such flexibility does not extend to investing in a manner inconsistent with the Company’s investment strategy.

Response:

As requested, the Company has revised its disclosure in this risk factor to clarify that, while the Company has flexibility to invest the proceeds of an offering in investment opportunities not contemplated at the time of the offering, such flexibility does not extend to investing in a manner inconsistent with the Company’s investment strategy.

Price Range of Common Stock and Distributions, page 51

19.	Update the table to reflect share price information and distributions in the first and second quarters of 2016 to the extent such information is available.

U.S. Securities and Exchange Commission
June 10, 2016

Response:

As requested, the Company has updated the share price and distribution information through the most recent practicable date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and capital resources – Contractual obligations and off-balance sheet arrangements, page 64

20.	Include the following representation regarding unfunded commitments: “The Company reasonably believes that its assets will provide adequate financial resources to satisfy all of its unfunded commitments.” Add a general explanation in this section as to why the Company believes it can cover such unfunded commitments.

Response:

As requested, the Company has revised its disclosure in this section to include the requested representation regarding unfunded commitments and a general explanation as to why the Company believes it can cover such unfunded commitments.

Business – Investment criteria, page 77

21.	Delete the word “diversified” in the first sentence of the first paragraph as the Company is not diversified for purposes of the 1940 Act and, if appropriate, substitute another term or phrase that conveys the concept addressed by this sentence.

Response:

As requested, the Company has revised its disclosure to delete the word “diversified” when referring to the Company’s portfolio of investments.

Investment Management and Administration Agreements – Administration Agreement, page 109

22.	Please consider adding additional disclosure to address how the Board reviews the Advisor’s allocation of expenses to the Company.

Response:

As requested, the Company has added additional disclosure regarding how the Board reviews the Advisor’s allocation of expenses to the Company.

U.S. Securities and Exchange Commission
June 10, 2016

Selling Stockholder, page 140

23.	In the last paragraph under the table, disclose the potential effects of the sale of a large number of shares by Company’s largest stockholder on other existing holders of the Company’s common stock.

Response:

The Company respectfully submits that the referenced section already includes disclosure regarding the impact of sales of a large number of shares by the Company’s largest stockholder on the market price of the Company’s shares. The Company has added a cross reference to the applicable risk factor.

Accounting Comments

Fees and Expenses, page 16

24.	Revise the Expense example to show expenses based upon a 5% annual return derived entirely from capital gains (which is currently included in the narrative below the Expense example) in tabular form so that it may be read more easily.

Response:

As requested, the Company has revised its Expense example to include expenses based upon a 5% annual return derived entirely from capital gains in a table.

Portfolio Companies, page 82, and Consolidated Schedules of Investments, page F-9

25.	It appears that a large portion of the Company’s portfolio investments are valued at amortized cost. Confirm that the Company’s valuation methodology conforms to ASC Topic 820 – Fair Value Measurements and Disclosures and that, as of the applicable valuation date, the valuations included in the Portfolio Companies table and in the Consolidated Schedules of Investments reflect valuations that the Company reasonably believes to be the exit prices of each holding.

Response:

The Company confirms that the Company’s valuation methodology conforms to ASC Topic 820 – Fair Value Measurements and Disclosures and that, as of the applicable valuation date, the valuations included in the Portfolio Companies table and in the Consolidated Schedules of Investments reflect valuations that the Company reasonably believes to be the exit prices of each holding.

U.S. Securities and Exchange Commission
June 10, 2016

26.	Please consider disclosing the expiration of warrants held by the Company.

Response:

The Company has considered, and respectfully declines to, disclose the expiration date of its warrants. Certain of the warrants held by the Company have expiration dates that are based upon contingent events (e.g., initial public offerings) and thus do not have known expiration dates. Moreover, the Company believes that the disclosure of the fair value of the warrants in the Schedule of Investments provides adequate disclosure regarding the warrants.

27.	In footnote 6 to each of the Portfolio Companies table and the Consolidated Schedules of Investments, explain what is covered by this footnote and why it is included on the “Cost of Investment” column for such table or schedule.

Response:

The footnote provides the methodology used by the Company to calculate the “Cost of Investment” for each debt investment in the Company’s portfolio, which equals the principal amount that remains outstanding on such date less the amount of unearned income or OID that has not been accreted into income over the term of the loan to such date.

Notes to Financial Statements – Note 7. Federal income tax, page F-45

28.	The Company indicates that it elected to retain a portion of its taxable income in excess of current year distributions in 2015. Explain why the Company’s Consolidated Statements of Operations do not record a corresponding federal excise tax expense for 2015.

Response:

The Company respectfully submits that it did not record a federal excise tax expense for 2015 because the Company recorded, in other assets, a receivable for a tax refund related to a prior year that matched the expected expense.

U.S. Securities and Exchange Commission
June 10, 2016

General

29.	Discuss how the Company intends to account for costs incurred by it in connection with any offering and confirm that such accounting methodology will be consistent with ASC Topic 946 – Financial Services – Investment Companies.

Response:

The Company expects to capitalize any offering expenses related to an offering of equity securities issued under the Registration Statement as a reduction of paid-in capital.  In connection with any offering of debt securities, the Company expects to expense the related offering expenses ratably over the term of the related debt securities.

* * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Christopher M. Mathieu, Horizon Technology Finance Corporation

John C. Bombara, Horizon Technology Finance Corporation